UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

(Amendment No.	3	)*
Legg Mason, Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

524901105
(CUSIP Number)

Li Han Group General Counsel 8 Stevens Road, Singapore 257819 Telephone: (+65) 6361 0971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	524901105

1.	Name of Reporting Person. Tianqiao Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,800,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,800,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.03% (1)
14.	Type of Reporting Person (See Instructions) IN

(1) Calculated based on 97,697,454 shares of Common Stock outstanding as of January 17, 2017.

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Media Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,800,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,800,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.03% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Investment Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,800,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,800,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.03% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Technology Overseas Capital Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,800,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,800,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.03% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No.	524901105

1.	Name of Reporting Person. Shanda Asset Management Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,800,153
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,800,153

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,800,153
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.03% (1)
14.	Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Common Stock, par value $0.10 per share (the “Common Stock”), of Legg Mason, Inc., a Maryland corporation (the “Issuer”) and amends the Schedule 13D filed on April 21, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 7, 2016 (“Amendment No.1”) and Amendment No. 2 to the Original Schedule 13D filed on December 20, 2016 (“Amendment No. 2”, and, together with the Original Schedule 13D, Amendment No. 1, and this Amendment No. 3, the “Schedule 13D”).

This Amendment No. 3 is being filed to amend Item 3, Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for 9,800,153 shares of Common Stock beneficially owned by the Reporting Persons was $313,974,666.80, inclusive of commissions paid. Such purchase price was funded through internally generated funds of the affiliates of Shanda Group.

Item 4. Purpose of Transaction

The following paragraphs shall be added to Item 4 of the Schedule 13D:

On January 31, 2017, the Issuer and the Investor, entered into a First Amendment to the Investor Rights and Standstill Agreement (the “Amendment”) under which the Issuer and the Investor agreed to remove from the Investor Rights and Standstill Agreement the provision contained in Section 2.1(l) regarding the Investor’s rights to nominate a second director, have a director appointed to the Nominating and Corporate Governance Committee and have a director appointed Vice Chairman of the Board in the event the Issuer becomes a party to a strategic transaction wherein the membership of the board of directors of the successor entity is split between the directors of the Issuer and the directors of the other party to such transaction.

On January 31, 2017, pursuant to the Investor Rights and Standstill Agreement (as amended by the Amendment), the Issuer's Board elected Tianqiao Chen and Robert Chiu, president of Shanda Group, to serve as non-employee directors of the Issuer, and increased the size of the Board from 11 to 13, effective as of February 1, 2017. Each of Messrs. Chen and Chiu will be re-nominated by the Board at the Issuer’s 2017 Annual Meeting of Stockholders to serve as a director with a term expiring in 2018. Messrs. Chen and Chiu will be compensated for their services as directors in accordance with the Issuer’s non-employee director compensation policies and the Non-Employee Director Equity Plan as described in the Issuer’s 2013 Proxy Statement.

The Board also appointed Mr. Chen as Vice Chairman of the Board and as a member of the Issuer’s Nominating and Corporate Governance Committee.

The foregoing descriptions of the Amendment do not purport to be complete and is qualified in its entirety by reference to the Amendment, which is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

The information set forth in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) – (b)

The Investor holds 9,800,153 shares of Common Stock, representing approximately 10.03% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 97,697,454 shares of Common Stock of the Issuer outstanding as of January 17, 2017.

Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Investment Group Limited (formerly known as Premium Lead Company Limited), may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Investment Group Limited. Shanda Investment Group Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of the Investor, may be deemed to share voting and dispositive power over the Shares directly held by the Investor.

Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto owns beneficially any Common Stock of the Issuer.

(c)       Set forth below are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on January 31, 2017. All such transactions were effected in the open market.

Trade Date	Trading Entity	Buy/Sell	Shares (1)	Unit Cost (2)	Security
1/9/2017	Shanda Asset Management Investment Limited	Sell	420,000	$30.74	Common Stock
1/10/2017	Shanda Asset Management Investment Limited	Sell	340,000	$31.12	Common Stock
1/18/2017	Shanda Asset Management Investment Limited	Buy	50,000	$31.54	Common Stock

(1)    Represents the number of shares of Common Stock purchased or sold, as applicable.

(2)    Represents either the purchase or sale price for shares of Common Stock purchased or sold. All unit costs include commissions paid.

(d)       Inapplicable.

(e)       Inapplicable.

Item 7. Material to be Filed as Exhibits

Exhibit 5: First Amendment to the Investor Rights and Standstill Agreement dated January 31, 2017 between Shanda Asset Management Investment Limited and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2017

TIANQIAO CHEN

By:	/s/Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT INVESTMENT LIMITED

By:	/s/Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director